Exchange Traded Concepts Trust

10900 Hefner Pointe Drive

Suite 207

Oklahoma City, Oklahoma 73120

January 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Request for Withdrawal of Post-Effective Amendment No. 116

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Exchange Traded Concepts Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 116 (“Amendment No. 116”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 116 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-15-000306) on January 21, 2015 to introduce a new series of the Trust: the EVE/S&P Municipal Bond Puerto Rico ETF (the “Fund”). The automatic effectiveness of Amendment No. 116 has been delayed pursuant to subsequent 485BXT filings, filed with the Commission via EDGAR, the most recent of which was filed on December 26, 2017 (Accession No. 0001398344-17-016264) (each, a “BXT Filing” and collectively with Amendment No. 116, the “Filings”) and scheduled to become effective on January 25, 2018. The Registrant also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust at this time.

Amendment No. 116 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173.

EXCHANGE TRADED CONCEPTS TRUST

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	President